NOVUS ROBOTICS INC.
7669 Kimbal Street
Mississauga, Ontario
Canada L5S 1A7
telephone (905) 672-7669

March 20, 2013

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:	Russell Mancuso, Branch Chief David Burton Jay Webb Joseph McCann

Re:	Novus Robotics Inc. Amendment No. 5 to Form 8-K Filed February 8, 2013 Form 10-Q for Fiscal Quarter Ended September 30, 2012 Filed November 16, 2012 File No. 000-53006

To Whom It May Concern:

On behalf of Novus Robotics, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated February 25, 2013 (the “SEC Letter”) regarding the Current Report on Form 8-K (the "Current Report") and the Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2012 (the “Quarterly Report”).

Form 8-K Amended February 8, 2013

Share Exchange Agreement, page 2

1.    Please be advised that in accordance with the staff's comments, the Current Report has been revised to include a risk factor pertaining to the potential liability that the Company and/or its subsidiary, D&R Technology, Inc., may face in light of the fact that the shares issued by D&R Technology to the shareholders of D Mecatronics Inc. in accordance with the spin-off were not registered under the Securities Act.

Management is not of the position that it is consistent with Section 5 of the Securities Act to register the shares issued by D&R Technology to the shareholders of D Mecatronics Inc. in accordance with the spin-off.

Securities and Exchange Commission
Page Two
March 20, 2013

The intent and desire by the Corporation and D&R Technology regarding the terms and provisions of the Share Exchange Agreement was the result of D&R Technology becoming the wholly-owned subsidiary of the Corporation. The majority shareholders of D&R Technology approved the Share Exchange Agreement as did its Board of Directors. The Board of Directors of D&R Technology resolved in its board resolutions to issue to D Mecatronics the shares to be issued to the missing 28% minority shareholders of D&R Technology (who are also the unknown shareholders of D Mecatronics). Therefore, D Mecatronics is to hold in trust and for the benefit of the unknown shareholders of D Mecatronics the shares to be issued to them by D&R Technology. D Mecatronics is in the process of attempting to locate the transfer agent in order to obtain its records. It's not a matter of "missing shareholders" but of a "missing transfer agent".

Please be advised that the Current Report has been revised to clearly indicate that D Mecatronics is not of the position that it has the legal authority or power to vote the shares of common stock of the Corporation, which are being held in trust by D Mecatronics for the benefit of the shareholders of D&R Technology (and who are also the shareholders of D Mecatronics) until the transfer agent and records are located.

Please be further advised that management of the Corporation has reviewed SEC 17Ad-17, which is designed to address the problem of "lost security holders" and requires transfer agents to conduct searches in an effort to locate lost security holders. Management intends to issue a press release requesting shareholders of D Mecatronics to identify themselves to the Corporation. Management also intends to contact broker dealers known to it who carry customer accounts to conduct a search for assumed lost shareholders through an information database.

2.    Please be advised that there is no collateral that secures the two convertible notes assigned and transferred to Dino Paolucci.

3.    In accordance with the staff's request, the Quarterly Report for the period ended November 30, 2011 will be amended with regards to Note 3 of the financial statements. However, counsel believes that since the settlement agreements were dated December 15, 2009, the financial statements for all subsequent quarterly reports will need to be amended. Not only will Note 3 to the financial statements need to be amended, but we will also need to amend the balance sheet, the income statements and the statement of cash flows. We are working with our accountant on this issue.

Securities and Exchange Commission
Page Three
March 20, 2013

Marketing, page 6

4.            In accordance with the staff's request, please see below the tables reflecting each purchase order to support the disclosure in the fifth paragraph. The first table reflects the purchase orders needed and filed for the $420,000 and $1,100,000 and the second table reflects the purchase orders to cover the 2010 revenue statement that JCI constituted 90% of the Company's 2011 sales.

MARKETING - EXHIBIT A

Work in Process	450,000.00

Customer	P.O. #	Amount	Exhibit # already filed	P.O. Needs to be filed

PWO Canada	50382	282,500.00		Filed with this amendment to 8-K
Toyota Boshoku	182366	116,277.00		Filed with this amendment to 8-K
Toyota Boshoku	182367	125,882.00		Filed with this amendment to 8-k
Toyota Boshoku	199087	20,633.00		Filed with this amendment to 8-k
Broshco Fab.	13863	32,280.00	10.9
JCI Holland	39074711	156,554.00	10.12
	21052074	12,300.00		Filed with this amendment to 8-k
JCI Plymouth	39073789	66,918.00	10.11
JCI Plymouth	39079925	81,269.00	10.13
	39082436	199,017.00	10.14
	39083718	16,880.00	10.16
total aggregate		1,110,510.00

Exhibits for $1,800,000.		Fiscal Year 2011
JCI - Plymouth	39043224	1,800,000.00	10.23

Exhibits for $1,000,000		Feb. 2012

JCI Ramos, MX	39076849	293,468.00	10.21
	39064982	559,434.00	10.22
	39061937	311,000.00	10.24
total price of machine		1,163,902.00

Securities and Exchange Commission
Page Five
March 20, 2013

In accordance with the staff's comment, the disclosure in Note 7 of the financial statements filed as exhibit 99 has been revised accordingly.

Executive Officers, page 21`

5.            In accordance with the staff's comments, please be advised that the biographies of the officers have been revised accordingly. .

Certain Relationships and Related Transactions, page 25

6.            In accordance with the staff's comments, please be advised that the disclosure has been expanded to include related transactions involving the officers and directors of D Mecatronics and D&R Technology during fiscal year 2011.

Description of Capital Stock, page 26

7.            In accordance with the staff's comments, please be advised that the vote required by to amend Article Seventh has been included in the disclosure.

Exhibits

8.            Please be advised that the D&R Technology did sign the Rescission Agreement. The signature has been added to exhibit 10.5.

9.            Please be advised that there is no exhibit A to the Share Exchange Agreement because of the inability of management to identify the shareholders of D Mecatronics and thus D&R Technology.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

10.          Please be advised that management is still working with its accountant regarding the disclosure in the MDA section of the quarterly report.

Securities and Exchange Commission
Page  Six
March 20, 2013

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Novus Robotics Inc.

By:	/s/ Dino Paolucci
President//Chief Executive Officer